FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

CURRENT TECHNOLOGY CORPORATION

INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

CURRENT TECHNOLOGY CORPORATION
(Incorporated under the Company Act of British Columbia)
BALANCE SHEET
As at September 30, 2003 and December 31, 2002
(Canadian dollars)
(unaudited - prepared by management)

Assets
	2003	2002

Current:
Cash	$13,399	$62,011
Accounts receivable	41,060	28,031
Subscriptions receivable	153,019	-
Prepaid expenses	33,977	13,363
Inventory	37,016	30,836

Total current assets	278,471	134,241

Capital assets (Note 3)	30,135	35,197
Patents, license and rights (Note 4)	115,000	130,000

	$423,606	$299,438

Liabilities

Accounts payable	$394,336	$394,835
Demand promissory note (Note 5)	416,944	-
Promissory note (Note 6)	336,593	-
Total current liabilities	1,147,873	394,835

Convertible promissory notes (Note 7)	363,616	394,303

Promissory note (Note 6)	-	360,502

CAPITAL DEFICIENCY
Equity component of convertible promissory notes (Note 7)	135,445	142,148
Share capital (Note 8)	30,266,487	30,255,761
Subscription liabilities (Note 9)	451,558	72,569
Contributed surplus (Note 10)	386,612	370,598
Deficit	(32,327,985)	(31,691,278)

	(1,087,883)	(850,202)

Going Concern (Note 1)
Commitments (Note 18)	$423,606	$299,438

APPROVED BY THE BOARD:

"Anne Kramer" Director

"Robert Kramer" Director

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION STATEMENT OF LOSS AND DEFICIT
(Canadian dollars)
(unaudited - prepared by management)

	3 months ended September 30, 2003	9 months ended September 30, 2003	3 months ended September 30, 2002	9 months ended September 30, 2002

Revenue	$39,988	$190,706	$17,994	$67,152

Expenses
Amortization	12,605	36,230	6,836	19,597
Bank charges and interest	1,548	3,645	862	26,320
Consulting	7,599	11,085	7,730	32,170
Foreign exchange	(34,605)	(149,266)	33,485	6,880
Interest on convertible promissory notes	12,589	34,511	9,629	26,760
Interest on promissory notes	6,791	27,155	4,106	4,815
Investor relations	5,877	32,074	821	14,077
Legal, accounting and filing fees	59,883	113,733	24,131	107,929
Manufacturing	17,066	60,506	8,161	20,435
Marketing	32,278	70,540	-	-
Office and supplies	6,055	25,434	12,200	28,764
Other	1,573	10,166	3,420	20,235
Public relations	24,530	58,635	33,940	82,265
Regulatory-health	2,093	13,206	84,184	149,958
Rent	13,139	35,726	12,042	32,788
Salaries and benefits	88,330	273,198	88,323	280,204
Telephone	8,243	20,403	6,761	19,165
Tests and studies	24,629	85,017	28,382	85,811
Travel	26,868	65,415	14,079	30,358
	317,091	827,413	379,092	988,531

Net loss	(277,103)	(636,707)	(361,098)	(921,379)

Deficit, beginning of period	(32,050,882)	(31,691,278)	(30,704,025)	(30,454,932)

DEFICIT, END OF PERIOD	($32,327,985)	($32,327,985)	($31,065,123)	($31,376,311)

Basic and fully diluted net loss per	($0.01)	($0.01)	($0.01)	($0.01)

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION
STATEMENT OF CASH FLOWS
(Canadian dollars)
(unaudited - prepared by management)

	3 months ended September 30, 2003	9 months ended September 30, 2003	3 months ended September 30, 2002	9 months ended September 30, 2002
OPERATING ACTIVITIES
Net loss	($277,103)	($636,707)	($361,098)	($921,379)
Items not affecting cash
Amortization	12,605	36,230	6,836	19,597
Contributed Surplus	16,014	16,014
Equity component of Convertible promissory note	(6,703)	(6,703)
Stocked based compensation	-	-	-	-
	(255,187)	(591,166)	(354,262)	(901,782)
Changes in non-cash working capital
(Increase) Decrease in accounts receivable	38,882	(13,029)	9,065	(14,433)
(Increase) Decrease in subscription receivable	(83,019)	(153,019)	197,820	330,211
(Increase) Decrease in inventory	7,587	(6,180)	(4,134)	(12,297)
(Increase) Decrease in prepaid expenses	(12,500)	(20,614)	-	-
Increase (Decrease) in demand promissory note	155,573	416,944	-	-
Increase (Decrease) in promissory note	8,053	(23,909)	-	-
Increase (Decrease) in accounts payable	(10,631)	(500)	(170,088)	(152,098)
Cash flows from (used in) operating activities	(151,242)	(391,473)	(321,599)	(750,399)

FINANCING ACTIVITIES
Subscription liability	139,222	378,989	(285,071)	(683,429)
Convertible promissory notes	(3,410)	(30,687)	29,461	25,139
Promissory note	-	-	258,767	258,767
Issuance of new shares	-	10,726	305,400	1,159,229
Cash flows from financing activities	135,812	359,028	308,557	759,706

Investing Activities
Purchase of capital assets	(6,205)	(16,167)	-	(17,638)
	(6,205)	(16,167)	0	(17,638)

NET CASH INFLOW (OUTFLOW)	(21,635)	(48,612)	(13,042)	(8,331)

CASH BEGINNING OF PERIOD	35,034	62,011	52,199	47,488

CASH END OF PERIOD	$13,399	$13,399	$39,157	$39,157

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	1,548	3,645	862	26,320

-See accompanying notes to financial statements-

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

1.

Going Concern:

These financial statements have been prepared on the going concern assumption that the company will be able to realize its assets and discharge its liabilities in the normal course of business.  The company’s ability to realize its assets and discharge its liabilities in the normal course of business is in question.
Accordingly, in order to carry on its operations, the company is dependent on attaining profitable operations and/or obtaining additional financing.

2.

Accounting Policies:

a)

Basis of Presentation -

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which in certain respects differs significantly from those of the United States.
These differences are described in Note 19.

b)

Inventory -

Inventory is valued at the lower of cost and net realizable value.  Cost is determined on a first-in, first-out basis.

c)

Capital Assets -

Capital assets are recorded at cost.  Amortization is provided on the following annual rates:

Computer equipment and software

3 years straight-line

Furniture and fixtures

20%

declining basis

Office equipment

20%

declining basis

Website development

2 years straight-line

d)

Use of Estimates -

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management’s best knowledge of current events and actions the company may undertake in the future, actual results may differ from the estimates.

e)

Patents, License and Rights -

Patents, licence and rights consist of all the costs of acquiring patents, licence and rights related to
Electrotrichogenesis ("ETG") and are amortized over 10 years.

f)

Loss Per Share -

Loss per share computations are based on the weighted average number of shares outstanding during the period.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

2.

Accounting Policies: (Continued)

g)

Revenue Recognition -

The company recognizes revenue on the sale of ETG devices/CTG units when the agreement to purchase has been concluded and collection of the balance owing is reasonably assured.

Revenue from royalty agreements is recognized when earned which is generally the period in which the services to which the royalty relates are provided to third parties and collection of the balance owing is reasonably assured.

 h)

Future Income Taxes -

The liability method is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on  differences between the financial reporting and tax basis of assets and liabilities, and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Future tax expense was based on amortization that was reported in different years in the financial statements and tax returns and measured at the tax rate in effect in the year the difference originated.

Future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized.

i)

Stock Based Compensation Policy -

The company adopted, effective January 1, 2002, the requirement of the CICA Handbook Section
3870 "Stock-Based Compensation and Other Stock-Based Payments."  The company has adopted the fair value based method for all employees and non-employees.  The value is recognized over the appilcable vesting period as an increase to compensation expense and contributed surplus.  When the options are exercised, the proceeds received by the company, together with the amount in contributed surplus, will be credited to common share capital.  For options granted prior to January 1, 2002, the company continues to follow the accounting policy under which no expense is recognized for these stock options. When these options are exercised, the proceeds received by the company are recorded as common share capital.

j)    Translation of Foreign Currencies -

Assets and liabilities in foreign currencies are translated into Canadian dollars at quarter-end spot exchange rate.  Revenue and expenses in foreign currencies are translated into Canadian dollars at the rates in effect at the transaction date.  Realized and unrealized gains and loses from foreign currency translation are recognized in earnings.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

3.

Capital Assets:

			Net Book Value
	Cost	Accumulated Amortization	September 30, 2003	December 31, 2002
Computer equipment and software	$172,165	$172,165	$0	$8,261
Furniture and fixtures	42,883	40,360	2,523	2,943
Office equipment	108,029	88,508	19,521	16,293
Website development	24,650	16,559	8,091	7,700
	$347,727	$317,592	$30,135	$35,197

4.

Patents, License and Rights:

Current Technology Corporation purchased the ETG technology including all worldwide issued and pending intellectual property protection from a related company, 314613 B.C. Ltd., for $200,000 effective
July 12, 1999.  The payment was made by the issuance of 2,500,000 common shares on July 12, 1999.

5.

Demand Promissory Note:

The demand promissory note is from a lender who owns over 16% of the issued and outstanding common shares of the company.  This note bears interest at 10% per annum. Principal and interest are payable on demand. This note is secured by a general security agreement under which the company granted a security interest over all company’s assets, including all intellectual property but subordinate to the convertible promissory note in Note 7.

6.

Promissory Note:

The  promissory note is from a lender who owns over 16% of the issued and outstanding common shares of the company.  This note bears interest at 10% per annum. Principal and interest are payable on
January 2, 2004. This note is secured by a general security agreement under which the company granted a security interest over all company’s assets, including all intellectual property but subordinate to the convertible promissory note in Note 7.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

7.

Convertible Promissory Notes:

As at September 30, 2003, the company had one convertible promissory note outstanding.

The first convertible promissory note is issued to a lender who owns over 16% of the issued and outstanding common shares of the company.  As at September 30, 2003, total principal amount due under the convertible promissory note amounted to US$279,300, of which US$125,500 is non-interest bearing and US$153,800 bears interest at a fixed rate of 10% per annum.  This note will mature on August 31,
2005.  The liability portion of this note is $363,616 which includes $122,034 of accrued interest and an equity component of $135,445.

The holder of this convertible promissory note may convert all or a portion of the principal and interest outstanding into units issued by the company, each unit consisting of one common share and one common share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share of the company at US$0.05 up to and including March 31, 2006.  Each US$0.05 of principal or interest outstanding at the time of conversion may be converted into one unit.  The company is not permitted to repay the principal and interest due under the note prior to August 31, 2005.

This note is secured by a general security agreement, under which the company has granted a security interest over all of the company's assets, including all intellectual property.

The company issued a second convertible promissory note on June 28, 2001 for US$10,000.  This convertible promissory note was unsecured, non-interest bearing and matured on June 28, 2005. On
August 8, 2003, the holder of this convertible promissory note converted the principal into 450,000 warrants. The proceeds have been recorded as contributed surplus.  Each warrant will entitle the holder to purchase one common share in the capital of the company at US$0.20 at any time prior to June 28,
2005.

The liability component of the convertible promissory notes are calculated as the present value of the scheduled cash payments of interest and principal due under the terms of the note discounted at the rate of interest applicable to a debt only instrument of comparable terms.  The equity component which represents the value ascribed to the holder's option to convert the principal balance into equity, is calculated as the difference between the amount issued and the liability component.  Interest on the convertible promissory notes, calculated as the amount required to accrete the liability component back to the amount payable on maturity, are charged to interest expense.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

8.

Share Capital:

a)

Authorized -

100,000,000 Common shares without par value

10,000,000 Class "A" preference shares without par value

b)

Issued and Fully Paid -

	September 30, 2003		December 31, 2002
	Number of Shares	Amount	Number of Shares	Amount
Issued and fully paid, beginning of period	48,333,015	$30,255,761	44,003,015	$29,107,492
for cash	-	-	2,480,000	995,888
exercise of option	150,000	10,726	-	-
exercise of warrants	-	-	1,850,000	152,381
Issued and fully paid during year	48,483,015	$30,266,487	48,333,015	$30,255,761

On January 31, 2002, 1,650,000 warrants were exercised allowing the holder to purchase 1,650,000 shares at US$0.04 per share.

On January 31, 2002, 200,000 warrants were exercised allowing the holder to purchase 200,000 shares at US$0.15 per share.

On March 28, 2002, 133,333 common shares were issued on a private placement financing at a price of US$0.30 per share.

On March 28, 2002 ,1,600,000 common shares were issued on a private placement financing at a price of US$0.25 per share

On April 17, 2002, 80,000 common shares were issued as finder’s fee for a private placement.

On July 22, 2002, 666,667 common shares were issued on a private placement financing. at US$0.30 per share.

On March 28, 2003, 75,000 options were exercised allowing the holder to purchase 75,000 common shares at US$0.05 per share.

On June 2, 2003, 75,000 options were exercised allowing the holder to purchase 75,000 common shares at US$0.05 per share.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

9.

Subscription Liability:

The company has agreed to issue 553,333 units in its capital at a price of US$0.30 per unit for total proceeds of US$166,000.  Each unit consists of one common share and one share purchase warrant.
Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including
May 15, 2007. The units were issued in October 2003.

The company has agreed to settle $74,925.97 of debt for 162,684 units. Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common at US$0.55 up to and including May 15, 2007. The units were issued in October 2003.

In August 2003, the Company entered into a financial public relations consulting agreement. The agreement was for a term of two months.  Consideration of US$9,000 was paid through the issuance of
30,000 common shares in the capital of the Company.

In September 2003, 2,033,334 warrants were exercised allowing the holders of the warrants to purchase
2,033,334 shares at prices ranging from US$0.03 to US$0.15 per share.

10.

Contributed Surplus:

During the four months ended December 31, 1993 and the year ended August 31, 1993, the company's subsidiary, CTC Ventures Corporation, received $319,267 (US$190,500) in subscriptions for the purchase of 378,000 special warrants.  The special warrants were not issued.  On December 29, 2000, the company sold its investment in CTC Ventures Corporation for a nominal sum to a company director.  The difference between the amount paid and the net liabilities of CTC Ventures Corporation, including the prior subscription liability, has been recorded as contributed surplus.

The company accounts for its stock based compensation under the fair value based method.  During the year ended December 31, 2002, $61,178 of compensation expense related to stock options that has vested during the year has been charged to the Contributed Surplus account.

A convertible promissory note was issued on June 28, 2001 for US$10,000.  This convertible promissory note was unsecured, non-interest bearing and matured on June 28, 2005. On August 8, 2003, the holder of this convertible promissory note converted the principal into 450,000 warrants. The proceeds have been recorded as contributed surplus.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

11.

Stock Options:

From time to time, the company grants incentive stock options to directors, officers, employees and promoters of the company.

Options outstanding and exercisable at September 30, 2003 are as follows:

Expiry Date	Number of Shares	Option Price
February 7, 2005	3,170,000	US $0.05
December 20, 2005	200,000	US $0.05
September 6, 2006	275,000	US $0.125
October 10, 2006	200,000	US$ 0.20
December 19, 2006	225,000	US$ 0.26
April 8, 2007	250,000	US$ 0.26
July 25, 2007	100,000	US$ 0.30

	September 30, 2003		December 31, 2002
	Common shares	Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price
Outstanding, beginning of period	4,570,000	$0.10	4,620,000	$0.08
- granted	-	-	350,000	0.27
- exercised	(150,000)	0.07	-	-
- cancelled	-	-	(375,000)	0.14
- expired	-	-	(25,000)	0.32
Outstanding, end of period	4,420,000	$0.10	4,570,000	$0.10
Exercisable, end of period	4,420,000	$0.10	4,570,000	$0.10

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

11.

Stock Options: (Continued)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2003:

Exercise Price	Number outstanding at September 30, 2003	Weighted Average Remaining Contractual Life	Number Outstanding at December 31, 2002
US $0.05	3,370,000	1.4 years	3,520,000
US $0.12	275,000	2.9 years	275,000
US $0.20	200,000	3.0 years	200,000
US $0.26	475,000	3.5 years	475,000
US$0.30	100,000	3.9 years	100,000
	4,420,000		4,570,000

12.

Warrants:

Expiry Date	Number of Shares	Exercise Price
December 31, 2003	3,633,333	US $ 0.25
February 7, 2005	2,980,000	US $ 0.10*
June 30, 2005	2,500,000	US $ 0.05
January 31, 2006	564,600	US $ 0.05
June 30, 2006	400,000	US $0.075
September 27, 2006	179,167	US $ 0.15
October 11, 2006	1,680,000	US $ 0.50
May 15, 2007	666,667	US $ 0.55

* US$ 0.05 up to and including February 7, 2004.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

12. Warrants: (Continued)

The following table summarizes information about warrants to purchase common shares outstanding and exercisable at September 30, 2003 in U.S. funds:

	September 30, 2003		December 31, 2002
	Common shares	Weighted Average Exercise Price	Common Shares	Weighted Average Exercise Price
Outstanding, beginning of year	14,637,101	$0.19	14,140,434	$0.11
- Issued	-	-	2,346,667	0.51
- Exercised	(2,033,334)	0.05	(1,850,000)	0.05
Outstanding at end of year	12,603,767	$0.21	14,637,101	$0.19

In addition the company has agreed to:

 a) issue 1,500,000 warrants to ESTM, Inc.  Each warrant entitles ESTM to purchase one common share at a price of US$0.30 up to May 31, 2005, subject to the following vesting provisions:

Number of CTG Unit Sales by April 30, 2005	Total Number of CTG Unit Sales by April 30, 2005	Incremental Warrants Vested	Total Warrants Vested
First 250	250	250,000	250,000
Next 250	500	250,000	500,000
Next 250	750	500,000	1,000,000
Next 250	1,000	500,000	1,500,000

All unvested warrants will be cancelled on April 30, 2005

b) issue 200,000 warrants. Each warrant entitles the holder to purchase one common share at a price of US$0.30 up to April 30, 2006.

c) issue 450,000 warrants.  Each warrant entitles the holder to purchase one common share at a price of US$0.20 up to June 28, 2005.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

13.

Related Party Transactions:

   2003

   2002

Transactions during the period -

Salaries and consulting fees accrued or paid during the period

$222,596

$224,373

Interest paid to a director of the company

-

23,736

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

Balance at Quarter end -

Salary payable to a director of the company for 2001

47,282

59,282

The balances are payable on demand and have arisen from provision of services referred to above.

14.

Financial Instruments:

Fair Values -

Unless otherwise noted cash, accounts receivable, subscription receivable, accounts payable, deposit on license agreement and convertible promissory notes are stated at amounts that approximate book value.

15.

Segmented Information:

The company’s major operations relate to the sales of ETG/CTG  machines worldwide as well as royalty charged on using the machines.

The breakdown of ETG/CTG revenue by region is as follows:

      2003

         2002

Asia

$5,039

$  -

Europe

26,791

18,087

The Americas

        158,876

        49,065

     $190,706

   $67,152

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

16.

Income Taxes:

The difference in income tax (recovery) due to differences between the Canadian statutory federal income tax rate and the company's effective income tax rate applied to the loss before income taxes is due principally to the fact that the benefit of the tax loss in each year was not recognized in the period it arose.

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2002	2001
Future income tax assets:
Eligible capital expenditures	$ 58,257	$ 63,727
Capital assets	346,888	418,364
Operating loss carryforward	3,292,914	3,114,277
Capital loss carryforward	1,260,142	1,376,706
	4,958,201	4,973,074
Valuation loss provision	(4,958,201)	(4,973,074)
	$ -	$ -

The company has non-capital losses for income tax purpose of approximately $6,714,757 which may be available to reduce future years' taxable income.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.  The losses will expire as follows:

2003

2,099,805

2004

1,391,302

2005

483,105

2006

330,971

2007

492,394

2008

811,388

2009

1,105,792

The company has incurred net capital losses of $6,300,712 for income tax purpose which may be utilized to reduce future years’ capital gains.  These losses carry forward indefinitely.  The potential benefit of these losses has been offset by a valuation loss provision in these financial statements as it is more likely than not that these benefits will not be realized.

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

17.

Subsequent Event:

Subsequent to September 30, 2003, the company granted options to purchase 850,000 shares at
US$0.25 per share up to and including October 17, 2008.

18.

Commitments:

The company has entered into an agreement to lease its premises to April 30, 2005.  The future minimum lease payments for the next three years are as follows:

2003

5,094

2004

20,377

2005

6,792

The company is committed to one operating lease.  The future lease payments for the next two years are as follows:

2003

2,728

2004

3,638

19.

Differences between Canadian and United States

Generally Accepted Accounting Principles:

These financial statements are expressed in Canadian dollars and are prepared in accordance with
Canadian GAAP which conform, in all material respects with U.S. GAAP except as described below:

Stock Based Compensation:

(i)

Employee stock options -

The company accounts for its employees stock options with the intrinsic value method  "APB 25".
Since stock options are granted at the quoted market value of the company’s common shares at the date of grant or higher, there is no compensation cost to be recognized by the company under
U.S. GAAP.

(ii)

Non-Employees Stock Options -

The company accounts for its non-employees stock options with the fair value method "FAS 123".
Under this method, compensation cost is measured at the grant date based on fair value of the options granted.  FAS 123 requires that the option be valued using the Black-Scholes options price model with the following weighted average assumptions:

Volatility factor of the market

50%

Price of the company shares

$0.25

Dividend yield

0%

Weighted average of options

5 years

Risk-free interest rate

3%

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

19.

Differences between Canadian and United States

Generally Accepted Accounting Principles: (Continued)

Net Loss Per Share:

On February 1997 SFAS No. 128 "Earnings per Share" was issued.  SFAS No. 128 redefines earnings per share under U.S. GAAP and replaces primary earnings per share with diluted earnings per share.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting
Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997.  The company has determined that it had no comprehensive income other than the net loss in any of the years presented.

Revenue Recognition:

In 1999, Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements was
issued.  The SAB provides guidance on the recognition, presentation and disclosure of revenue  in financial statements filed with the SEC.  Although SAB No. 101 does not change any of the accounting profession’s existing rules on revenue recognition, it draws upon existing rules and explains how the SEC staff applies those rules, by analogy, to other transactions that existing rules do not specifically address.  SAB No. 101, as amended by SAB No. 101B, becomes effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999.  The company has determined that
SAB No. 101 does not have a material effect on its financial statements.

The application of U.S. GAAP would have the following effects on the balance sheet items as reported under the Canadian GAAP:

	2003	2002
Liabilities - Canadian GAAP	$1,511,489	$ 1,149,640
Effect of equity portion of promissory notes	135,445	142,148
Liabilities - U.S. GAAP	$1,646,934	$1,291,788

Deficit - Canadian GAAP	$ (1,087,883)	$ (850,202)
Effect of equity portion of promissory notes	(135,445)	(142,148)
Current years’ adjustment to net income	-	-
Cumulative effect of prior years’ adjustments to net income	(279,815)	(279,815)
Deficit - U.S. GAAP	($1,503,143)	($1,272,165)

CURRENT TECHNOLOGY CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

for the nine months ended September 30, 2003 and 2002

(Canadian dollars)

(unaudited-prepared by management)

19.

Differences between Canadian and United States

Generally Accepted Accounting Principles: (Continued)

Convertible Promissory Notes:

Under U.S. GAAP, in accordance with APB Opinion No. 14, Accounting for Convertible Debt and
Debt Issued with Stock Purchase Warrants, no portion of the proceeds from the issuance of convertible debt securities should be accounted for as attributable to the conversion feature.  Canadian
GAAP requires the separate presentation of the liability and the equity component of the convertible promissory notes (Note 7).

Derivative Instruments:

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and
Hedging Activities, which established accounting and reporting standards for derivative instruments and hedging activities.  It requires an entity to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on entity’s rights or obligations under the applicable derivative contact.

In June 1999, the FASB issued SFAS No. 138, Accounting for Derivative Instruments and
Hedging Activities, which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities.  The company’s adoption of this statement, for U.S. GAAP purposes, which requires the accounting recognition of derivatives at fair value, did not have a significant effect on the company’s financial position or results of operations.

CURRENT TECHNOLOGY CORPORATION

QUARTER END REPORT

SEPTEMBER 30, 2003

For further information contact:

Robert K. Kramer, CA

Chief Financial Officer

Tel:

604-684-2727

Fax:

604-684-0526

Email:

ctc@axion.net

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

September 30, 2003

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

a)

Legal, accounting and filing fees

Accounting

$15,300

Intellectual property

  35,508

Legal and filing

  62,925

          $113,733

b)

Manufacturing

Manufacturing expenses

            $60,506

a)

Marketing

Design and production of marketing materials

$64,900

Other

    5,640

$70,540

d)

Salaries and benefits

Executive officers

$222,596

Other

  50,602

$273,198

e)

Test and studies

Clinic

            $43,937

Medical advisory

              41,080

            $85,017

2.

RELATED PARTY TRANSACTIONS

During the period ended September 30, 2003, the Company paid or accrued:

a)

Salaries and benefits of $222,596 to officers and directors of the Company.

b)

Accounts payable includes 2001 salary payable to an officer and director of the Company in the amount of $47,282.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

September 30, 2003

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Summary of securities issued by the Company during the period

Date	Type	Type	Number	Price	Proceeds	Consideration
March	Common shares	Exercise of options	75,000	US$0.05	$5,534	Cash
June	Common shares	Exercise of options	75,000	US$0.05	$5,192	Cash

b)

No options were granted during the period.

4.

SUMMARY OF SECURTIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized

100,000,000 common shares without par value

10,000,000 Class A preference shares without par value

b)

Issued

48,483,015 common shares outstanding - $30,266,487

c)

i)

The following options were outstanding as at September 30, 2003:

Number of Common Shares	Price Per Share	Expiry Date
3,170,000	US$0.05	February 7, 2005
200,000	US$0.05	December 20, 2005
275,000	US$0.125	September 6, 2006
200,000	US$0.20	October 10, 2006
225,000	US$0.26	December 19, 2006
250,000	US$0.26	April 8, 2007
100,000	US$0.30	July 25, 2007
4,420,000

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

September 30, 2003

4.

SUMMARY OF SECURTIES AS AT THE END OF THE REPORTING PERIOD

i)

The following share purchase warrants were outstanding as at September 30, 2003.

Number of Common Shares	Price Per Share	Expiry Date
3,633,333	US$0.25	December 31, 2003
2,980,000	US$0.10	February 7, 2005*
2,500,000	US$0.05	June 30, 2005
564,600	US$0.05	January 31, 2006
400,000	US$0.075	June 30, 2006
179,167	US$0.15	September 27, 2006
1,680,000	US$0.50	October 11, 2006
666,667	US$0.55	May 15, 2007

* US$0.05 up to and including February 7, 2004

ii)

The following convertible promissory note was outstanding as at September 30, 2003.

The note is to a lender who owns over 16% of the Company. The note matures on August 31, 2005. As at September 30, 2003, the company owes US$317,950 in principal and interest to this lender which can be converted into units at US$0.05 per unit.  Each unit consists of one common share and one warrant which entitles the lender to purchase one additional common share at US$0.05 up to and including March 31, 2006. The Company is not allowed to repay the principal prior to August 31, 2005.

d)

There are no escrowed shares outstanding.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

SUPPLEMENTARY INFORMATION

September 30, 2003

5.

LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 25, 2003

Peter W. Bell, Director

Eldon Heppner, Director

Anthony J. Harrison, Director and Chief Operating Officer

Anne Kramer, Director, President, Chairman and Chief Executive Officer

Robert K. Kramer, Director, Secretary, and Chief Financial Officer

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

September 30, 2003

1.

MANAGEMENT DISCUSSION

Overview

The Company has four possible sources of revenue:

The sale of ETG (ElectroTrichoGenesis) devices.

The sale of CTG (CosmeticTrichoGenesis) units.

Technology Use Fees (royalties) calculated on the number of treatments generated by ETG devices or the number of sessions generated by CTG units.

Licence fees which could be generated from the sale of rights to particular geographic areas.

Historically the Company has generated revenue from the first three sources; to date, no revenue has been generated from the sale of licences.

ETG devices are operating in ten countries.  During the year, marketing of CTG units commenced in the United States.  The Company believes significant market opportunities exist for both ETG and CTG.  However, expansion of the number of countries in which ETG devices are operating and, more particularly, rollout of CTG in the United States have been hampered by the Company’s chronic shortage of cash which has made it difficult to initiate and sustain marketing efforts and support its distributors.

The Company is currently engaged in discussions with potential investors which could result in receipt of additional financing and/or the sale of certain rights for consideration including cash.  There is no certainty that these discussions will be concluded successfully.

CTG Marketing Program

United States

The Company considers the United States to be the most important market in the world for its products.  Accordingly, the Company developed a product to suit the requirements of the multi-billion dollar U.S. cosmetic and spa markets.  This product is named CTG Techniques (CosmeticTrichoGenesis) and marketed as a breakthrough method for improving the appearance of thinning hair.  Marketing has commenced in the United States and CTG Mark 5 units have been delivered to locations in Washington, Iowa and Florida.  A shipment to North Carolina left the factory this week.  Negotiations with other prospective purchasers are ongoing.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

September 30, 2003

1.

MANAGEMENT DISCUSSION (continued)

To date the Company has signed two non-exclusive agreements for the distribution of CTG in the U.S. The first agreement signed is with ESTM, Inc. a marketing company with offices in Pennsylvania and Florida, and the second is with The Laser Network, LLC headquartered near Denver, Colorado.  Negotiations with other prospective distributors are ongoing.

In addition to the appointment of non-exclusive distributors, the Company conducts its own marketing efforts.  For example, on October 15 – 19 of this year, it showcased CTG Techniques at the International Society of Hair Restoration Surgery at the New York Marriott Marquis.  Attendees included doctors and office staff/clinic directors who specialize in hair restoration surgery.  The Company is pursuing leads from Europe, Australasia and the Americas resulting from this meeting.

The Company’s CTG Techniques represents an exciting revenue producing opportunity in hair care for health, wellness and beauty industry professionals.  One prospective channel of distribution is the spa market.  An International Spa Association, 2002 Spa Industry Study, reports spa revenues for 2001 were $10.7 billion, more than double those of 1999, and that the number of spa locations has almost doubled in recent years with more than 9,600 currently compared to 5,600 in 2000.  This study also estimates that there were nearly 156 million spa visits in 2001.  Other distribution channels such as physicians and surgeons could also represent significant potential.

It is important to note that while the Company is directing its primary focus on the marketing and sale of CTG Techniques in the U.S., Current Technology also plans to submit documentation and seek approval from the FDA to market ETG in the U.S. initially for an indication for use in preventing or reducing hair loss with the use of certain chemotherapies.

ETG Marketing Program

Europe

A total of nine ETGs are operating in prestigious Laserline Clinics in Athens, Thessaloniki and several other locations.  The Company’s exclusive distributor is continuing ongoing negotiations with prospective purchasers for further possible multi-unit sales.  According to the distributor, these negotiations have been hampered by a "very difficult" economy.

Two ETG locations are operating in Cyprus and discussions are underway about a possible third ETG device.

In April of this year, Universal Hair Clinic ("Universal") of Dublin added ETG to its range of services.  Celebrating its 40th anniversary, Universal is the longest established hair clinic in Ireland.  Recently Universal’s Managing Director Ann Goldsmith was interviewed on both Irish national radio (RTE 2 FM) and television (Ireland AM on TV3).  These forums provided Goldsmith the opportunity to speak about ETG’s success in treating both androgenetic alopecia

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

September 30, 2003

1.

MANAGEMENT DISCUSSION (continued)

(common hair loss) and reducing and/or eliminating hair loss associated with CMF chemotherapy treatment for breast cancer.  As a result of these interviews Goldsmith reports significant interest from both prospective clients and clinic operators.

Subject to certain performance criteria, Universal has the right to distribute ETG in Ireland.  Universal has advised the Company it is planning to add up to four more ETG locations in the Republic of Ireland and Northern Ireland during first quarter of 2004.  When concluded, these additions will solidify Universal’s position as exclusive distributor and provide excellent coverage in all major centers.

In September of this year, the Company commenced negotiations with a prospective distributor for the United Kingdom.  While initial indications seemed favorable, the Company has determined the prospective distributor is not a good fit for two reasons.  First of all, even though it employs a medical director, its customers are too "down market".  Secondly, it relies on electronic rather than "face to face" selling methods, which the Company believes would not be to ETG’s ultimate benefit.  Therefore, negotiations have been terminated.  The Company plans to seek other channels of distribution for this important market.

Recognizing its importance as both the largest economy in Europe and one of the world’s opinion leaders in the technology sector, the Company plans to center its European activities in Germany.  To that end, in October of this year, the Company announced it is negotiating with a German distributor that has demonstrated its ability to deliver high quality aesthetic equipment to medical practitioners in Germany, Austria, the Benelux countries and other parts of Europe.  Earlier this year, the Company delivered an ETG device to the prospective distributor for purposes of evaluation.  For the past few months, a leading university-based dermatologist in Germany has been conducting the evaluation.  Upon completion, the prospective distributor plans to use the information obtained with participation of the leading dermatologist as the basis for launching ETG in Germany and, in turn, other parts of Europe.

As the Company does not have control over timing of the aforementioned evaluation, it continues to seek other alternatives for this very important market.  To that end, negotiations have commenced with a German public company, totally unrelated to the aforementioned German distributor, with distribution capability in Germany, the balance of Europe and other parts of the world.  These negotiations are at an early stage.

Australasia

A medical doctor, the distributor in New Zealand has been instrumental in conducting research to expand the indications for ETG.  For example, a single center pilot trial to assess the efficacy of ETG in the prevention of hair loss in patients with breast cancer undergoing chemotherapy has been completed with encouraging results.  Results were published in the May/June 2002 edition of Psycho-Oncology, a peer reviewed medical journal.  The published report can be viewed on the ETG website:  www.etgtreatment.com.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

September 30, 2003

1.

MANAGEMENT DISCUSSION (continued)

In December 2002, three ETG treatment centers opened in Australia in the cities of Brisbane, Melbourne and Sydney.  The new Brisbane clinic is spearheaded by a long time client of the former Brisbane clinic (closed due to illness of the Australian distributor) in partnership with two medical doctors.  The Melbourne and Sydney centers are located in The Well Being Clinics in those cities.  Principals of The Well Being Clinics are physicians and other integrative medical practitioners with expertise in the treatment of hair loss.  The former Australian distributor has sold his remaining seven ETG devices to the Company.  Negotiations are underway which may result in further growth in Australia.

The Americas

The Company has no distributor in Canada.  ETG devices are presently operating in British Columbia and Alberta; in March 2003, a Toronto physician and his business partner purchased an ETG for use in the Antech Hair Clinic located in the business district of Toronto, Ontario.  Negotiations are underway for expansion into other Canadian centers.

In spite of the considerable economic difficulties in Argentina and Chile, more than ten ETG devices are operating in these markets.  Where possible the Company assists in the continuing stabilization of these ETG centers, so that potential for future prosperity is preserved.  Mexico too has faced difficult circumstances in recent years resulting from political and economic uncertainty.  The Company’s exclusive distributor there continues to work diligently.  Certain ETG devices have been redeployed and the Company has purchased idle ETGs.  Looking ahead to better economic conditions, the Mexican Distributor is hoping for additional ETG centers.

Note:  See the foregoing section CTG Marketing Program for information on the United States.

Middle East

Employing the services of an agent in Europe, the Company shipped an ETG to the Kuwait City Hospital, Kuwait in June 2000.

Market Testing

In June 2002, a multi-national device company ordered ETG devices with the intention of using them for market testing and evaluation.  As previously announced, the testing and evaluation process was substantially delayed due to the multi-national’s corporate restructuring.  The restructuring has involved significant staff reductions, office and plant closures and lender-imposed spending limits.  Many existing initiatives are up for review and new ones cancelled.  Indeed the facility in California which has been the focal point for Current Technology is being closed permanently.  Under these circumstances, the Company must assume no further business will be forthcoming

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

September 30, 2003

1.

MANAGEMENT DISCUSSION (continued)

Geographic Summary

ETG treatments centers are presently operating in the following countries:

Europe
Ireland
Cyprus
Greece
Australasia
New Zealand
Australia
The Americas
Canada
Mexico
Argentina
Chile
Middle East
Kuwait

Product Production Update

The Company has completed a three-step process and, subject to financing, may recommence manufacturing.  The three steps, including relevant commentary, are:

Total manufacturing components and methods review

The Company and its prime contractor and lead manufacturer have concluded a comprehensive review of manufacturing components and methods.  Included in this process is an upgrading of all drawings which will facilitate the transition to more efficient and cost-effective automated production methods.

Designation of prime contractor and lead manufacturer

The Company has designated Sicom Industries Ltd. of Surrey, British Columbia as its prime contractor and lead manufacturer.  Sicom Industries provides high precision machining including prototyping, tooling, design work and production manufacturing for a broad range of customers in the aerospace, defense and high technology fields.  Customers include Raytheon, General Dynamics, Northrop Grumman and General Motors.  Sicom has adopted the ISO 9000 standard as the benchmark for its work.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

September 30, 2003

1.

MANAGEMENT DISCUSSION (continued)

Certification to internationally accepted ISO 9000 Quality Standards

Earlier this year, KEMA-Registered Quality, Inc. announced the Certification of the Company to ISO13488:1996, ISO 9002:1994, and EN46002:1996.  In addition, the CTG Mark 5 unit, which is being delivered to customers in the United States, conforms to the American Standard UL1431/2E Personal Hygiene and Health Care Appliances and the International Electrical Commission (IEC) Publication 601-1.

Intellectual Property

The Netherlands Patent and Trademark Office has notified that it issued Dutch Patent No. 194859 for the Company’s electrotherapeutic hair regrowth methodology and apparatus.  This patent protects the ETG technology for 10 years in The Netherlands.  The Company now owns a total of five United States patents in addition to the many patents issued and pending in numerous countries around the world.  The patents protect the ETG methodology, technology, and the design.

Exchange Rate Fluctuations

During 2003 the value of the Canadian Dollar has risen rather dramatically in comparison to the US Dollar.  For example, on December 31, 2002 C$1.5776 was required to purchase US$1.00 (i.e. the Canadian Dollar was worth $0.64 of the US Dollar).  At the end of the reporting period on September 30, 2003 only C$1.3632 was required to purchase US$1.00 (i.e. the Canadian Dollar was worth $0.73 of the US Dollar).  At this writing, the values are $1.32 and $0.76 respectively.

These exchange rate fluctuations have both positive and negative effects on the Company:

Negative effects – The Company receives US Dollars form the sales of its products.  As the value of the Canadian Dollar has increased versus the US Dollar, the amount of Canadian Dollars recorded per US Dollars of sales has decreased.  For example, US$10,000 of sales would have been recorded as C$15,776 on December 31, 2002 and only C$13,632 on September 30, 2003.

Positive effects – The Company has a demand promissory note, a promissory note and a convertible promissory note denominated in US Dollars.  The number of Canadian Dollars required to satisfy some or all of these obligations is reduced by the effect of a stronger Canadian Dollar.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

September 30, 2003

1.

MANAGEMENT DISCUSSION (continued)

Although the Company monitors exchange rate fluctuations, it does not intend to purchase and/or sell derivative financial instruments (i.e. currency hedging) for speculative purposes.

Media

The Company has attracted media attention this year including:

i)

a feature on the ABC Television News program "BusinessNOW";

ii)

a CEO interview in The Wall Street Transcript;

iii)

broadcast on TechTV; and

iv)

coverage in Business Week on November 10, 2003.

The Company launched a new full content Web site to raise the awareness of CTG Techniques in the United States.  You are invited to visit the Web site at http://www.ctgtechniques.com.

2.

DESCRIPTION OF BUSINESS

Current Technology Corporation is the developer of electrotherapeutic products.  Specifically they are ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG Techniques).  The Company owns patents relating to the technology, methodology and design of its products.

ETG is a therapeutic approach to androgenetic alopecia or common baldness, in suitable candidates both male and female.  ETG has also been shown to be effective in preventing or reducing hair loss in women undergoing CMF chemotherapy treatments.  The Company’s ETG device is presently available at treatment centers in ten countries around the world.

CTG Techniques (CTG Mark 5) is a unit that represents a breakthrough product for improving the appearance of thinning hair.  This product was developed specifically for the United States marketplace.  Sales initiatives commenced in the United States this year.

3.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Statement of Loss and Deficit

Revenue in the first nine months of 2003 ($190,706) was $123,554 greater than in the same period last year ($67,152).  Expenses in 2003 ($827,413) were $161,118 lower than in 2002 ($988,531).  The increase in revenue and decrease in expenses resulted in a decrease of the net loss from $921,379 in 2002 to $636,707 in 2003.  In absolute terms, the net loss decreased by $284,672 or approximately 30%.

The decrease in expenses resulted primarily from a decrease in bank charges and interest of $22,675; a decrease in consulting of $21,085; and a decrease in regulatory health of $136,752.  Increases in: interest on convertible promissory notes and promissory notes of $30,091

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

September 30, 2003

3.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION (continued)

(reflecting an increase in such debt); manufacturing of $40,071 (as a result of increased sales requirements); marketing of $70,540 (reflecting increased U.S. activity); and a $35,057 increase in travel were offset by a foreign exchange gain of over $149,000.  Taken as a group, investor relations and public relations were essentially unchanged.

Balance Sheet

The $144,230 increase in current assets at September 30, 2003 ($278,471) vs. December 31, 2002 ($134,241) is primarily a result of an increase in subscriptions receivable ($153,019).  Increases and decreases in other current asset accounts were self cancelling.  The increase in current liabilities is as a result of new advances ($416,944) under a demand promissory note and a change in the treatment of a promissory note ($336,593) note from long term at December 31, 2002 to current at September 30, 2003, reflecting its due date of January 2, 2004.  As a result, the net working capital deficiency increased from $260,594 at December 31, 2002 to $869,402 at September 30, 2003.  The capital deficiency increased from $850,202 at December 31, 2002 to $1,087,883 at the end of the current fiscal period.  This resulted primarily from loss of $636,707 which was partially offset by an increase in subscription liabilities of $378,989.

Related Party Transactions

During the period ended September 30, 2003, the Company paid or accrued:

a)

Salaries and benefits of $222,596 to officers and directors of the Company.

b)

Accounts payable includes 2001 salary payable to an officer and director of the Company in the amount of $47,282.

Investor Relations

Polestar Communications Inc. has provided investor relations services to the Company since December 2000.  On October 17, 2003 it was granted an option to purchase 750,000 common shares at a price of US$0.25 per share until October 17, 2008.

Legal Proceedings

There are no legal proceedings against the Company.

1.

SUBSEQUENT EVENTS

Subsequent to September 30, 2003 the Company granted options to purchase 850,000 shares at US$0.25 per share up to and including October 17, 2008.

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

September 30, 2003

5.

FINANCINGS

Debt Financings

Convertible Promissory Note

As at September 30, 2003, the Company had one convertible promissory note outstanding.  No additional principal advances were received under the convertible promissory note during the period under review.

Promissory Notes

A total of US$300,300 was received during the first nine months of 2003 under a demand promissory note from a lender who owns over 16% of the Company.  This note bears interest at 10% per annum.  No further advances from the same lender were received under a promissory note due on January 2, 2004 and which also bears interest at 10% per annum.  These promissory notes are secured by a general security agreement under which the Company has granted a security interest over all Company’s assets, including all intellectual property but subordinate to the convertible promissory note referred to above.

Equity Financings

Units

During the period, the Company agreed to issue 400,000 units in its capital at a price of US$0.30 per unit for total proceeds of US$120,000.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

In addition, the Company agreed to settle $74,925.97 of debt for 162,684 units.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at US$0.55 up to and including May 15, 2007.

Warrants

During the period 2,033,334 warrants were exercised allowing the holders of the warrants to purchase 2,033,334 shares at prices ranging from US$0.03 to US$0.15 per share.

6.

LIQUIDITY AND SOLVENCY

Working Capital

The Company had a working capital deficiency of $869,402 on September 30, 2003 as compared to $260,594 on December 31, 2002.  This change occurred primarily because of:

CURRENT TECHNOLOGY CORPORATION

(the "Company")

MANAGEMENT DISCUSSION AND ANALYSIS

September 30, 2003

6.

LIQUIDITY AND SOLVENCY (continued)

a)

the reclassification of $336,593 for a promissory note due January 2, 2004 from long term to current;

b)

the addition of  $416,944 for a demand promissory note; and

c)

an increase of subscriptions receivable of  $153,019, which partially offset the foregoing increases in current liabilities.

Going Concern

The Company has reported recurring losses from operations since inception which have resulted in an accumulated deficit of $32,327,985 at September 30, 2003.  Therefore the Company’s ability to realize its assets and discharge its liabilities in the normal course of business is in question.  Accordingly, in order to carry on its operations, the Company is dependent on attaining profitable operations and/or obtaining additional financing and/or selling assets.

Current Technology Corporation

November 28, 2003

To All Applicable Commissions and Exchanges

Dear Sirs:

Subject:

Quarterly Report September 30, 2003

We confirm that the following material was sent by pre-paid mail on November 28, 2003  to all shareholders on our supplemental mail list as maintained by Computershare Trust Company of Canada:

Quarterly Report September 30, 2003 / Interim Financial Statements for the nine months ended September 30, 2003 / BC Form 51-901F Supplementary Information and Management Discussion and Analysis.

Yours truly,

CURRENT TECHNOLOGY CORPORATION

"Robert K. Kramer"

Chief Financial Officer and Director

Suite 530, 800 West Pender Street, Vancouver, B.C.,  Canada V6C 2V6

Telephone:(604) 684-2727 1-800-661-4247  Fax:(604) 684-0526

Website: http://www.etgtreatment.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: November 28, 2003